FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of April 2004

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Sanitec International S.A.
                                                         (Registrant)


                                                    By: /s/ Timo Lehto
                                                       -------------------------
                                                    Name:   Timo Lehto
                                                    Title:  Principal Financial
                                                            Officer and Director


30 April 2004

                                                                   PRESS RELEASE
                                                                   30 April 2004


Published on Friday 30 April 2004 at 14:00 (CET)


STANDARD & POORS CHANGED SANITEC'S OUTLOOK  BACK  TO STABLE

On April 30, 2004, Standard & Poor's (S&P) Ratings Services changed its outlook from negative to stable on Sanitec Group, reflecting Sanitec's improving free cash flow generation in the fourth quarter of 2003 and the disposal of Sanitec's vacuum sewage business (Evac). At the same time the long-term corporate credit ratings and all related debt ratings were affirmed by S&P.


Sanitec Corporation


Standard & Poor's press release
[http://www2.standardandpoors.com/NASApp/cs/ContentServer?pagename=sp/Page/
FixedIncomeMainPg&r=1&l=EN&b=2]


SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS ALMOST 8,000 PEOPLE, MAINLY IN EUROPE. THE 30 PRODUCTION PLANTS ARE ALSO LOCATED IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.